NEWS RELEASE

Canarc Reduces Estimated Cost of Feasibility Program for
New Polaris Gold Mine Project in BC from $26 Million to $9 Million

Vancouver, Canada – July 31, 2012 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has significantly reduced the estimated cost of the proposed work program to complete a feasibility study for commercial development of the New Polaris gold mine project located in northwestern BC from Cdn$26 million down to approximately Cdn$9 million.

Canarc previously planned a Cdn$26 million work program which included underground mine development in order to complete a feasibility study for the project.  Under the revised program, Canarc will defer the underground mine development work to the post-feasibility mine development program.

Instead, Canarc plans to carry out an additional 15,000 meters (m) of infill core drilling in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility.  About $4 million of the $9 million revised cost is related to drilling and the balance is related to permitting and engineering.

Bradford Cooke, Chairman and CEO commented, “The revised feasibility work program creates a significant benefit for us because it reduces both the cost and the time needed for Canarc to complete a feasibility study for commercial production.  We are currently seeking either a partner or a buyer for New Polaris so that it can be developed into western Canada’s next high grade, underground gold mine.”

The Company has spent over Cdn$29 million at New Polaris since 1990 to discover and delineate NI 43-101 compliant measured and indicated resources of 1,288,000 tonnes grading 12.54 grams per tonne (gpt) totaling 519,000 ounces (oz) gold, and inferred resources of 1,628,000 tonnes grading 12.20 gpt totaling 636,000 oz gold at a 6 gpt cut-off grade. Click here to view February 1st 2007 News Release: http://www.marketwire.com/press-release/canarc-reports-updated-ni-43-101-resource-estimate-for-new-polaris-gold-project-british-tsx-ccm-633434.htm.

In April 2011, Canarc completed an NI 43-101 compliant preliminary economic assessment (PEA) of New Polaris to build and operate a 72,000 oz per year gold mine.  The PEA used 1,056,000 tonnes of measured and indicated resource grading 11.7 gpt Au (after dilution) and 1,132,000 tonnes of inferred resource grading 10.8 gpt Au (after dilution) at a 7 gpt cut-off grade for its economic model grade. Click here to view April 12th 2011 News Release:  http://www.marketwire.com/press-release/canarc-updates-preliminary-economic-assessment-new-polaris-gold-mine-project-northwestern-tsx-ccm-1501299.htm.

The estimated project economics for Canarc to build and operate a 72,000 oz per year gold mine at New Polaris appear to be very robust.

Using updated parameters in the base case economic model for the gold price (US$1200 per oz), $CA/$US exchange rate (1.00), cash costs (US$481 per oz) and cut-off grade (7 gpt), the updated PEA generates a discounted (5%) after-tax Net Present Value (“NPV”) of CA$129.8 million with an after-tax Internal Rate of Return (“IRR”) of 31.4% and a 2.5 year pay-back period.

The PEA also provided a sensitivity analysis including higher gold prices.  At a US$1400 per oz gold price, all other parameters being equal, the updated PEA generates a discounted (5%) after-tax Net Present Value (“NPV”) of CA$195.3 million with an after-tax Internal Rate of Return (“IRR”) of 42.8% and a 1.8 year pay-back period.

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.  The QP for the revised feasibility work program is Garry Biles, P. Eng., Canarc’s President and COO.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke
Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.  Canarc is also focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact Garry Biles, President, or Maelle Trevedy, Investor Relations Assistant
Toll Free: 1-877-684-9700,
Tel: (604) 685-9700,
Fax: (604) 685-9744,
Email: info@canarc.net,
Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.